UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
Washington, D.C. 20549	Expires: May 31, 2012
Estimated average burden hours per response. . .2.50
FORM 12b-25
SEC FILE NUMBER 0-52415
NOTIFICATION OF LATE FILING
CUSIP NUMBER G88915 10 6

(Check One):    ☐ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☒    Form 10-Q   ☐ Form 10-D   ☐ Form N-SAR   ☐  Form N-CSR
For Period Ended: September 30, 2011
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: __________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
Titanium Group Limited
Full Name of Registrant
N/A
Former Name if Applicable
Suite 2101, 21/F, Chinachem Century Tower, 178 Gloucester Road
Address of Principal Executive Office (Street and Number)
Wanchai, Hong Kong
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)
☒
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach Extra Sheets if Needed)

The compilation, dissemination and review of the information required to be presented in the registrant’s Form 10-Q for the quarterly period ended September 30, 2011 has imposed time constraints that have rendered timely filing of the Form 10-Q impracticable without unreasonable effort and expense.

PART IV-- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Yue CAO	617	312-1708
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

TITANIUM GROUP LIMITED
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2011	By:	/s/ Mingzhen LAN
LAN Mingzhen Chief Financial Officer